      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 1995
                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                           NOBLE DRILLING CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                     73-0374541
       (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)

                        10370 RICHMOND AVENUE, SUITE 400
                              HOUSTON, TEXAS 77042
                                 (713) 974-3131

         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                  JAMES C. DAY
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           NOBLE DRILLING CORPORATION
                        10370 RICHMOND AVENUE, SUITE 400
                              HOUSTON, TEXAS 77042
                                 (713) 974-3131

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   Copies to:

              ROBERT D. CAMPBELL                          WILLIAM P. ROGERS, JR.
           THOMPSON & KNIGHT, P.C.                       CRAVATH, SWAINE & MOORE
       1700 PACIFIC AVENUE, SUITE 3300                       WORLDWIDE PLAZA
             DALLAS, TEXAS 75201                            825 EIGHTH AVENUE
                (214) 969-1700                           NEW YORK, NEW YORK 10019
                                                              (212) 474-1000

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------
                                                                       PROPOSED
                                                       PROPOSED        MAXIMUM
                                                       MAXIMUM        AGGREGATE
      TITLE OF EACH CLASS OF         AMOUNT TO BE   OFFERING PRICE     OFFERING       AMOUNT OF
    SECURITIES TO BE REGISTERED       REGISTERED     PER UNIT(1)       PRICE(1)    REGISTRATION FEE
- ---------------------------------------------------------------------------------------------------
Common Stock, par value $.10 per
  share............................    11,192,474       $6.75        $75,549,200       $26,052
                                        shares
- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee based on the average of the high and low sales prices of the Common Stock reported in the consolidated reporting system for NASDAQ National Market System securities on May 8, 1995.

                            -----------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

PROSPECTUS

11,192,474 SHARES                                            [NOBLE LOGO]

NOBLE DRILLING CORPORATION

COMMON STOCK

($.10 PAR VALUE)

This Prospectus relates to the sale from time to time by Salomon Brothers Inc (the "Purchaser") of a maximum of 11,192,474 shares of Common Stock, par value $.10 per share ("Common Stock"), of Noble Drilling Corporation, a Delaware corporation (the "Company"), that may be acquired by the Purchaser either (i) upon conversion of the $2.25 Convertible Exchangeable Preferred Stock, par value $1.00 per share (the "$2.25 Preferred Stock"), of the Company or (ii) under the standby arrangements described herein.

The Company has called all of the shares of $2.25 Preferred Stock (the "$2.25 Preferred Shares") for redemption on June 1, 1995 (the "Redemption Date") at a redemption price equal to $26.575 per share, plus an amount equal to unpaid dividends accrued thereon from April 1, 1995 through the Redemption Date of $0.38125 per share, for a total redemption price of $26.95625 per share (the "Redemption Price"). No dividends will accrue on the $2.25 Preferred Shares from and after the Redemption Date. The $2.25 Preferred Shares are convertible into shares of Common Stock at the rate of 5.41946 shares of Common Stock for each share of $2.25 Preferred Stock, until 5:00 p.m., Central Daylight Savings Time, on May 31, 1995, the business day prior to the Redemption Date (the "Final Conversion Date"), at which time the conversion privilege terminates. Cash will be paid in lieu of any fractional shares of Common Stock. No payment or adjustment will be made for dividends accrued on $2.25 Preferred Shares surrendered for conversion.

The Company has arranged for the Purchaser to purchase, at a flat price of $27.10 per $2.25 Preferred Share, all $2.25 Preferred Shares properly tendered to it or the Paying Agent prior to the expiration of convertibility on the Final Conversion Date and to convert all such purchased $2.25 Preferred Shares into shares of Common Stock. The Purchaser may also purchase $2.25 Preferred Shares in the open market or otherwise prior to expiration of convertibility on the Final Conversion Date, and any $2.25 Preferred Shares so purchased will be converted into Common Stock. In addition, in the event that less than all the $2.25 Preferred Shares are surrendered for conversion prior to the expiration of convertibility on the Final Conversion Date, the Company has made arrangements with the Purchaser to purchase from the Company such number of shares of Common Stock as would have been issuable upon conversion of the $2.25 Preferred Shares that have not been surrendered for conversion prior to 5:00 p.m., Central Daylight Savings Time, on the Final Conversion Date. See "Standby Arrangements" for a description of the Purchaser's compensation and indemnification arrangements with the Company. The Common Stock is traded through the NASDAQ National Market System under the symbol "NDCO." On May 11, 1995, the reported last sale price of the Common Stock, as reported in the NASDAQ National Market System, was $6.75 per share. See "Price Range of Common Stock and Dividend Policy."

THE CONVERTIBILITY OF THE $2.25 PREFERRED SHARES WILL EXPIRE AT 5:00 P.M., CENTRAL DAYLIGHT SAVINGS TIME, ON MAY 31, 1995.

NO DIVIDENDS ACCRUED FOR THE PERIOD COMMENCING APRIL 1, 1995 WILL BE PAID ON $2.25 PREFERRED SHARES DULY SURRENDERED FOR CONVERSION PRIOR TO THE EXPIRATION OF CONVERTIBILITY.

SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF COMMON STOCK.

Under the foregoing alternatives, a holder of $2.25 Preferred Shares (a "Holder") who converted such $2.25 Preferred Shares on May 11, 1995 would have received Common Stock (including cash in lieu of any fractional share) having a market value of $36.58, based on the reported last sale price of the Common Stock, as reported in the NASDAQ National Market System, on that date. As long as the market price of the Common Stock (after giving effect to commissions and any other costs of sale) remains at least $5.01 per share, Holders who elect to convert will receive upon conversion Common Stock (plus cash in lieu of any fractional share) having a current market value greater than the $27.10 in cash that they would be entitled to receive if such $2.25 Preferred Shares were tendered for purchase. It should be noted, however, that the price of the Common Stock received upon conversion will fluctuate in the market, and that Holders may incur various expenses of sale if such Common Stock is sold.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

On or before the close of business on June 1, 1995 the Purchaser may offer to the public Common Stock, including shares acquired through the purchase and conversion of the $2.25 Preferred Shares, at prices set from time to time by the Purchaser. It is intended that each such price when set will not exceed the highest price offered by any dealer not participating in this distribution, as reported in the NASDAQ National Market System, plus the amount of any concessions to dealers, and it is intended that an offering price set on any calendar day will not be increased more than once during such day. After the close of business on June 1, 1995 the Purchaser may offer Common Stock at a price or prices to be determined, but it is presently intended that any such price will be determined in conformity with the preceding sentence. The Purchaser may thus realize profits or losses independent of the compensation referred to under "Standby Arrangements." Any Common Stock will be offered by the Purchaser when, as and if accepted by the Purchaser and subject to its right to reject orders in whole or in part.

This Prospectus covers the sale from time to time by the Purchaser of a maximum of 11,192,474 shares of Common Stock that may be acquired by the Purchaser upon conversion of the $2.25 Preferred Shares or pursuant to the standby arrangements described herein.
- ---------------------------------------------------
SALOMON BROTHERS INC
- --------------------------------------------------------------------------------
The date of this Prospectus is May 12, 1995.

     IN CONNECTION WITH THIS OFFERING, THE PURCHASER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK, THE $2.25 PREFERRED STOCK AND THE $1.50 CONVERTIBLE PREFERRED STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy and information statements, and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements and other information filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices referred to above.

     On September 15, 1994, Chiles Offshore Corporation ("Chiles") merged with and into a wholly owned subsidiary of the Company pursuant to the terms of that certain Agreement and Plan of Merger dated June 13, 1994 among the Company, such subsidiary and Chiles. Prior to the merger, Chiles was engaged in the drilling and workover of offshore oil and gas wells on a contract basis for major and independent oil and gas companies. The Chiles merger has been accounted for as a "pooling of interests" which results in the historical financial statements of the Company being restated for prior periods. Unless otherwise specified, information contained in this Prospectus gives effect to the merger.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed with the Commission pursuant to the Exchange Act, are incorporated herein by reference and made a part of this Prospectus:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

          2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

          3. The description of the Common Stock contained in the Registration Statement on Form 10 of the Company heretofore filed with the Commission, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock covered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. All information appearing in this Prospectus or in any document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference and should be read together with such information and documents. Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY UNDERTAKES TO PROVIDE, WITHOUT CHARGE, TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS OR INFORMATION REFERRED TO ABOVE THAT HAS BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS (EXCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE). REQUESTS SHOULD BE DIRECTED TO BYRON L. WELLIVER, SENIOR VICE PRESIDENT-FINANCE, TREASURER AND CONTROLLER, NOBLE DRILLING CORPORATION, 10370 RICHMOND AVENUE, SUITE 400, HOUSTON, TEXAS 77042 (THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY), TELEPHONE
(713) 974-3131.

                                  THE COMPANY

     The Company is a leading provider of diversified contract drilling services for the oil and gas industry worldwide. The Company's activities include offshore and land drilling services, turnkey drilling services, and engineering and production management services. The Company's drilling fleet is broadly diversified allowing it to work in a variety of operating conditions.

     The Company's business strategy since becoming a publicly held corporation in 1985 has been to actively expand its international and offshore capabilities through acquisitions and to position itself in geologically promising areas. In addition, the Company attempts to balance its revenues between international and domestic operations. The Company intends to continue to make selective strategic acquisitions as opportunities arise. On September 15, 1994, the Company completed the merger of Chiles Offshore Corporation ("Chiles") with and into a subsidiary of the Company. Prior to the merger, Chiles was engaged in the drilling and workover of offshore oil and gas wells on a contract basis for major and independent oil and gas companies. The assets acquired by the Company in the merger included a fleet of 13 offshore jackup drilling rigs, 11 of which are located in the U.S. Gulf of Mexico and two of which are located offshore Nigeria. Unless otherwise specified, information contained in this Prospectus gives effect to the merger.

     The Company was organized as a Delaware corporation in 1939. The Company and its predecessors have been engaged in the contract drilling of oil and gas wells for others domestically since 1921 and internationally during various periods since 1939. As hereinafter used in this Prospectus, unless otherwise required by the context, the term "Noble Drilling" refers to Noble Drilling Corporation and the term "Company" refers to Noble Drilling and its consolidated subsidiaries (including the Company's subsidiary into which Chiles was merged).

     Offshore Drilling Operations. The Company's offshore drilling operations are conducted worldwide. Principal regions of operations currently include the Gulf of Mexico, West Africa, Venezuela and, to a lesser extent, India. The offshore fleet consists of 44 rigs, composed of 32 jackup drilling rigs, eight submersible rigs and four posted barges. The average age of the offshore fleet is 14 years, with 34 of the 44 offshore rigs having been built or rebuilt since 1980. The offshore fleet is currently diversified geographically as follows:
U.S. Gulf -- 29 rigs; Mexican Gulf -- two rigs; Nigeria and Zaire -- eight rigs; Venezuela -- four rigs; and India -- one rig.

     The Company's offshore operations also include labor contracts for drilling and workover activities covering 14 rigs operating in the U.K. North Sea and one rig operating in the Middle East. These rigs are not owned or leased by the Company. Under these labor contracts, the Company provides the personnel necessary to manage and perform the drilling operations from drilling platforms owned by the operator.

     Land Operations. The Company's land drilling operations are conducted in Canada, Texas and Louisiana. Twenty of the Company's 46 land rigs are being or can be actively bid by the Company. As of April 30, 1995, 14 of the 46 rigs were operating under contract, six were available for bidding and 26 were mothballed or stacked and not being actively marketed. The 20 actively marketed rigs have an average age of 13 years. The domestic land drilling operations of the Company have in recent years been de-emphasized strategically as compared to offshore and international operations, accounting in 1994 for only 2.7 percent of the Company's total operating revenues.

     Turnkey Drilling and Engineering Services. Through its wholly owned subsidiary, Triton Engineering Services Company ("Triton"), and Triton's subsidiaries, the Company provides turnkey drilling services and other engineering and consulting services for the oil and gas industry. Triton is also engaged in the manufacture and rental of oilfield equipment. The Company acquired all the issued and outstanding common stock of Triton on April 22, 1994 (the "Triton acquisition").

     Through its wholly owned subsidiary, Noble Engineering Services Ltd. ("Noble Engineering"), the Company provides engineering services relating primarily to the design of drilling equipment for offshore development and production services. Noble Engineering works, on a contract basis, with operators and prime construction contractors of drilling and production platforms in the design of drilling equipment configurations aimed at optimizing the operational efficiency of developmental drilling by maximizing platform space utilization and load capability.

                           INVESTMENT CONSIDERATIONS

     Prospective purchasers of the Common Stock offered hereby should carefully consider the following matters, as well as the information contained elsewhere in this Prospectus and incorporated herein by reference.

INTENSE COMPETITION; INDUSTRY CONDITIONS

     The offshore contract drilling industry is a highly competitive and cyclical business characterized by high capital and maintenance costs. Although conditions in recent years in the oil and gas industry have precipitated consolidation of offshore contract drilling industry participants, there remains a substantial oversupply of drilling equipment. As a consequence, there has been intense competition for available drilling contracts, resulting in much equipment being idle for long periods of time and generally unfavorable terms and prices for contract drilling. In addition, certain competitors of the Company may have access to greater financial resources than the Company.

     The Company's operations are materially dependent upon the levels of activity in offshore world oil and U.S. natural gas exploration, development and production. Such activity levels are affected both by short-term and long-term trends in oil and natural gas prices. In recent years, oil and natural gas prices, and therefore the level of offshore drilling and exploration activity, have been extremely volatile. Worldwide military, political and economic events, including initiatives by the Organization of Petroleum Exporting Countries, have contributed to, and are likely to continue to contribute to, price volatility. As events during recent years have exhibited, any prolonged reduction in oil and natural gas prices would depress the level of offshore exploration and development activity and result in a corresponding decline in the demand for the Company's services and therefore have a material adverse effect on the Company's revenues and profitability.

     During late 1992, U.S. natural gas prices began to improve. Increasing U.S. natural gas prices resulted in significant improvements during 1993 in rig demand and dayrates in the U.S. Gulf of Mexico ("U.S. Gulf"). Declining world oil prices during this period reduced rig demand outside the U.S. Gulf. As a result of declining international rig demand and improved market conditions in the U.S. Gulf, certain contractors mobilized rigs from international markets to the U.S. Gulf during late 1993 and early 1994. The increased supply of drilling rigs in the U.S. Gulf more than offset the increased level of U.S. Gulf rig demand during 1994 and the first quarter of 1995, causing dayrates to deteriorate. The average dayrate charged by the Company in the first quarter of 1995 in the U.S. Gulf was 16 percent lower than the average dayrate charged by the Company in the first quarter of 1994. If the price of natural gas in the U.S., which has increased slightly in recent months, remains at current levels indefinitely, the Company's dayrates and utilization rates in the U.S. Gulf could be adversely affected. The Company believes that, absent an improvement in rig demand outside the U.S. Gulf, the supply of rigs in the U.S. Gulf could continue to have an adverse effect on dayrates and utilization levels of the Company's rig fleet through 1995. The Company can predict neither the future level of demand for its drilling services nor the future conditions in the offshore contract drilling industry.

LOSSES FROM OPERATIONS

     The historical financial data for the Company reflect net losses applicable to common shares of $3,331,000 and $50,078,000 for the three-month period ended March 31, 1995 and the year ended December 31, 1992, respectively. The Company had net income applicable to common shares of $4,930,000, $8,759,000 and $14,916,000 for the three-month period ended March 31, 1994 and the years ended December 31, 1994 and 1993, respectively. The profitability of the Company is materially dependent upon the utilization of and rates for its drilling rigs. No assurance can be given that utilization levels or dayrates will remain at current levels or that they will not decrease in the future.

SUBSTANTIAL INTERNATIONAL OPERATIONS; NIGERIA AND VENEZUELA

     A major portion of the Company's revenues has been attributable to international operations. Revenues from international sources accounted for approximately 52 percent and 48 percent of the Company's operating revenues for the three-month period ended March 31, 1995 and the year ended December 31, 1994, respectively. In addition to the risks inherent in the drilling business (See "Investment Considerations -- Operational Risks and Insurance"), the Company's international operations are subject to certain political, economic and other uncertainties including, among others, risks of war and civil disturbances, expropriation, nationalization, renegotiation or modification of existing contracts, taxation policies, foreign exchange restrictions, international monetary fluctuations, and other hazards arising out of foreign governmental sovereignty over certain areas in which the Company conducts operations. International operations are sometimes impacted by laws, regulations or customs giving preferential considerations to drilling contractors with some local ownership. Where necessary, international subsidiaries of Noble Drilling have entered into agreements with foreign companies either to comply with statutory requirements or to take advantage of the additional consideration given to companies with local ownership. Furthermore, no predictions can be made as to what foreign governmental regulations may be enacted in the future that could be applicable to the contract drilling industry.

     The Company has significant operations in Nigeria. In 1994, Nigeria's two oil worker unions and other national labor unions participated in strikes and protests which resulted in the suspension of drilling activity in Nigeria by certain operators but which did not materially adversely affect the Company's operations. The strikes ended in September 1994.

     Currently, the Company has four offshore drilling rigs under contract and three offshore drilling rigs stacked and available for bidding in Nigeria. The contracts under which the four rigs are operating each contain provisions permitting the operator to suspend operations in the event of force majeure and to terminate the contract if the force majeure continues; however, no operator has elected to suspend operations pursuant to these provisions. The Company maintains war and political risk insurance (covering physical damage or loss up to the insured value of each rig), subject, in the case of certain coverages, to immediate termination upon certain events or upon termination by the underwriter on seven days' notice. Revenues from drilling activities in Nigeria accounted for approximately 10 percent and 13 percent, respectively, of the Company's operating revenues for the three-month period ended March 31, 1995 and the year ended December 31, 1994. No assurance can be given that the political and economic climate in Nigeria will improve or that it will not worsen.

     The Company began to operate in Venezuela in late 1993. The Company currently has four jackup rigs working for Lagoven, a subsidiary of the government-owned oil company of Venezuela, under well-to-well contracts. The four rigs were under long-term contracts with Lagoven which expired during the first quarter of 1995. Negotiations are currently underway to renew contracts for two of the rigs under an alliance program with Lagoven, and the remaining two rigs are being actively bid by the Company in Venezuela. Revenues generated from drilling operations in Venezuela accounted for approximately 10 percent of the Company's operating revenues for each of the three-month period ended March 31, 1995 and the year ended December 31, 1994. In recent periods, the Venezuelan economy has experienced high inflation and a shortage of foreign currency. During a banking crisis in July 1994, the Venezuelan government imposed a program of currency exchange controls and taxes on certain financial transactions that temporarily limited the ability of the government-owned oil companies and their affiliates to make payment in U.S. dollars or other hard currencies to oilfield service contractors. The Company's operations have not been materially affected, and the Company continues to receive timely payment for its services in U.S. dollars. Although timely U.S. dollar payments are currently being made to the Company, future exchange control actions of the Venezuelan government could adversely affect the Company's operations in Venezuela.

DEVALUATION OF MEXICAN CURRENCY

     Through the first quarter of 1995, the Company had two rigs working under contract offshore Mexico in the Bay of Campeche. These two rigs are currently stacked and being actively bid by the Company in Mexico. Although the Company expects that any Mexican drilling contracts it will enter into in the future will require payments in U.S. dollars, the level of drilling activity and the ability of Mexican parties to meet these obligations will be affected by the strength of the local currency. In late December 1994, the Mexican government devalued its currency by approximately 45 percent. The Mexican new peso further declined in value in the first quarter of 1995; however, the exchange rate has improved in recent weeks. Revenues from drilling activities in Mexico accounted for approximately five percent and six percent, respectively, of the Company's operating revenues for the three-month period ended March 31, 1995 and the year ended December 31, 1994, and the Company has not to date experienced any defaults under its Mexican drilling contracts. At this time, it is not known whether the currency situation in Mexico will cause delays in the renewal of existing contracts or the execution of new drilling contracts for offshore Mexico. No assurance can be given that the economic climate in Mexico will improve or that it will not worsen.

CONCENTRATION OF OPERATIONS IN CERTAIN MARKETS

     Currently, 31 of the Company's 44 mobile offshore drilling rigs are located in the Gulf of Mexico (29 in the U.S. Gulf and two in the Mexican Gulf), eight are located off the coast of West Africa and four are located on Lake Maracaibo in Venezuela. Consequently, given the concentration of such drilling rigs in those regions, a decrease in the demand for offshore drilling rigs in the Gulf of Mexico, and to a lesser extent in West Africa or Venezuela, could have a material adverse effect on the financial performance of the Company.

ABSENCE OF DIVIDENDS ON COMMON STOCK

     The Company has not paid any cash dividends on the Common Stock since becoming a publicly held corporation in October 1985 and does not anticipate paying dividends on the Common Stock at any time in the foreseeable future. The $1.50 Convertible Preferred Stock has priority as to dividends over Common Stock, and no dividend (other than dividends payable solely in Common Stock) may be declared, paid or set apart for payment on the Common Stock unless all accrued and unpaid dividends on the $1.50 Convertible Preferred Stock have been paid or declared and set apart for payment.

     Certain terms of the indenture governing the 9 1/4% Senior Notes Due 2003 of the Company may restrict the Company's ability to pay cash dividends on the Common Stock and the $1.50 Convertible Preferred Stock. In addition, certain provisions of the Company's bank credit agreement may restrict the payment of dividends on the Common Stock and $1.50 Convertible Preferred Stock. See "Description of Capital Stock -- Restrictions on Dividends."

RESTRICTIONS ON FOREIGN OWNERSHIP

     The Certificate of Incorporation of the Company contains limitations on the percentage of outstanding shares of any class of stock of the Company that can be owned by persons who are not United States citizens within the meaning of certain U.S. statutes relating to ownership of U.S. flag vessels. The Common Stock and the Company's preferred stock (combining all series of preferred stock) are considered to be separate classes of stock for this purpose. Applying the statutory requirements, the Certificate of Incorporation would currently prohibit more than 45 percent of the outstanding Common Stock or more than 45 percent of the outstanding shares of all series of preferred stock of the Company combined from being owned by non-U.S. citizens. As of May 2, 1995, approximately 0.3 percent of the outstanding Common Stock and none of the outstanding $1.50 Convertible Preferred Stock was held by record holders with registered addresses outside the United States. The limitations imposed by the Company's Certificate of Incorporation may at times restrict the ability of the Company's stockholders to transfer shares of their stock to non-U.S. citizens. See "Description of Capital Stock -- Foreign Ownership."

OPERATIONAL RISKS AND INSURANCE

     The Company's operations are subject to the many hazards inherent in the drilling business, including blowouts, cratering, fires and collisions or groundings of offshore equipment, which could cause substantial damage to the environment, and damage or loss from adverse weather and seas. These hazards could cause personal injury and loss of life, suspend drilling operations or seriously damage or destroy the property and equipment involved and, in addition to environmental damage, could cause substantial damage to producing formations and surrounding areas. Although the Company maintains insurance against many of these hazards, such insurance is subject to substantial deductibles and provides for premium adjustments based on claims. It also excludes certain matters from coverage, such as loss of earnings on certain rigs. Also, while the Company generally obtains indemnification from its customers for environmental damage with respect to offshore drilling, such indemnification is generally only in excess of a specified amount, which usually ranges from $100,000 to $250,000, except for Triton and its operations which are discussed below.

     In the case of the turnkey drilling operations of Triton, Triton maintains insurance against pollution and environmental damage in amounts ranging from $5 million to $50 million depending on location, subject to self-insured retentions of $100,000 to $500,000. Under turnkey drilling contracts, Triton generally assumes the risk of pollution and environmental damage, but on occasion receives indemnification from the customer for environmental and pollution liabilities in excess of Triton's pollution insurance coverage. Further, Triton is not insured against certain drilling risks that could result in delays or nonperformance of a turnkey drilling contract, although it generally maintains insurance against delays related to loss of well control. Triton typically obtains contractual indemnification from the drilling contractors that provide the rigs for Triton's turnkey drilling operations for pollution arising from certain acts of such contractors.

     Notwithstanding the insurance coverage carried by and indemnity coverage provided to the Company, the occurrence of a significant event not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations could materially and adversely affect the Company's operations and financial condition. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable or that particular types of coverage will be available.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

     Many aspects of the Company's operations are affected by domestic and foreign political developments and are subject to numerous domestic and foreign governmental regulations that may relate directly or indirectly to the contract drilling industry. The regulations applicable to the Company's operations include certain regulations that control the discharge of materials into the environment or require remediation of contamination, under certain circumstances. Usually these environmental laws and regulations impose "strict liability," rendering a person liable without regard to negligence or fault on the part of such person. Such environmental laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. It has been the Company's experience that environmental laws, rules and regulations of the United States are more stringent than those found in foreign jurisdictions, and therefore the requirements of foreign jurisdictions do not, in general, impose an additional compliance burden on the Company.

     The U.S. Oil Pollution Act of 1990 ("OPA '90") and the regulations promulgated pursuant thereto impose certain additional operational requirements on the Company's domestic offshore rigs and govern liability for leaks, spills and blowouts. Regulations under OPA '90 may increase the level of financial assurance required of owners and operators of rigs in the waters of the United States. The Company has monitored these regulations and does not believe that they are likely to have a material adverse effect on the Company's financial condition or results of operations.

     The Company has made and will continue to make expenditures in its efforts to comply with environmental requirements. The Company does not believe that it has to date expended material amounts in connection with such activities or that compliance with such requirements will have a material adverse effect upon the capital expenditures, results of operations or competitive position of the Company. Although such requirements do have a substantial impact upon the energy and energy services industries, generally they do not appear to affect the Company any differently or to any greater or lesser extent than other companies in the energy services industry.

     The modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas for economic, environmental or other reasons could have a material adverse effect on the Company's operations by limiting drilling opportunities.

LIMITATION ON USE OF NET OPERATING LOSS CARRYFORWARDS

     If a corporation undergoes an "ownership change" within the meaning of
Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the corporation's right to use its then-existing net operating loss carryforwards ("NOLs") (and certain other tax attributes), for both regular tax and alternative minimum tax purposes, during each future year is limited to a percentage (currently approximately six percent) of the fair market value of such corporation's stock immediately before the ownership change (the "Section 382 Limitation"). In general, there is an "ownership change" under Section 382 of the Code if over a three-year period certain stockholders increase their percentage ownership of a corporation (with NOLs) by more than 50 percent. To the extent that taxable income exceeds the Section 382 Limitation in any year subsequent to the ownership change, such excess income may not be offset by NOLs from years prior to the ownership change. To the extent the amount of taxable income in any subsequent year is less than the Section 382 Limitation for such year, the Section 382 Limitation for future years is correspondingly increased. There is generally no restriction on the use of NOLs arising after the ownership change, although Section 382 of the Code applies anew each time there is an ownership change. An ownership change for purposes of Section 382 of the Code took place on September 15, 1994, the date of the merger of Chiles into Noble Offshore Corporation ("NOC"). The annual Section 382 Limitation attributable to pre-merger carryforwards of Noble Drilling was $26.8 million at December 31, 1994. The annual Section 382 Limitation attributable to NOC is $17.1 million. The Section 382 Limitations may limit the ability of Noble Drilling and NOC to use their respective NOLs in future years, although the actual effect, if any, of such limitations will depend on the respective profitability of Noble Drilling and NOC in future years. The Company does not believe that any Section 382 Limitation resulting from such merger or from any prior ownership changes will have a material adverse effect on the Company's ability to utilize its NOLs.

     At December 31, 1994, Noble Drilling had approximately $112.0 million of NOLs which expire in the years 2000 through 2009, and NOC had approximately $68.4 million of NOL's which expire in the years 2004 through 2009.

POTENTIAL EXPIRATION OF CONTRACTS; ABSENCE OF CONTRACTS

     In general, the Company's drilling contracts extend over a period of time covering either the drilling of a single well or the drilling of a group of wells for a stated term. Accordingly, although it varies among markets in which the Company is active, the Company's contracts are typically for a primary term of less than one year. Twenty of the Company's offshore rigs are currently operating under contracts that may expire as early as the end of the second quarter of 1995. Although the Company anticipates that, upon expiration of any such contracts, the Company will be able to enter into new contracts for most of such rigs on terms acceptable to the Company, there can be no assurance that the Company will be successful in such regard. The inability of the Company to keep its currently operating rigs working at satisfactory rates, either under extension of the existing contracts or under replacement contracts, could materially and adversely affect the Company's results of operations and financial condition.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Common Stock to the Purchaser pursuant to the agreement described under "Standby Arrangements" will be used to fund the redemption of any $2.25 Preferred Shares not surrendered for conversion. Any excess net proceeds, resulting from the Purchaser remitting certain amounts to the Company (see "Standby Arrangements"), will be used for general corporate purposes and, pending such uses, are anticipated to be invested in short-term, interest-bearing investments.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded in the NASDAQ National Market System under the symbol "NDCO." The following table sets forth for the periods indicated the high and low sales prices of the Common Stock as reported by the NASDAQ National Market System.

                                                                         COMMON STOCK
                                                                      -------------------
                                                                       HIGH         LOW
                                                                      ------       ------
    1993
      First Quarter................................................   $    6       $3 5/8
      Second Quarter...............................................    8 3/4        5 1/2
      Third Quarter................................................   10 1/2        7 5/8
      Fourth Quarter...............................................   11 1/8        7 1/8
    1994
      First Quarter................................................    9 1/8        6 3/8
      Second Quarter...............................................        8        6 3/8
      Third Quarter................................................    8 3/8        6 1/4
      Fourth Quarter...............................................    7 5/8        5 1/4
    1995
      First Quarter................................................    6 1/2            5
      Second Quarter (through May 11th)............................    7 1/4        5 7/8

     On May 11, 1995, the reported last sale price of the Common Stock, as reported in the NASDAQ National Market System, was $6.75 per share. As of that date, there were approximately 2,390 holders of record of Common Stock.

     The Company has not paid any cash dividends on the Common Stock since becoming a publicly held corporation in October 1985 and does not anticipate paying dividends on the Common Stock at any time in the foreseeable future. The outstanding $1.50 Convertible Preferred Stock of the Company has priority as to dividends over the Common Stock, and no dividend (other than dividends payable solely in Common Stock) may be declared, paid or set apart for payment on the Common Stock unless all accrued and unpaid dividends on the $1.50 Convertible Preferred Stock have been paid or declared and set apart for payment.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at March 31, 1995, and as adjusted to give effect to the assumed conversion of all the outstanding $2.25 Preferred Shares into 11,192,474 shares of Common Stock, net of certain expenses associated therewith.

                                                                           MARCH 31, 1995
                                                                      ------------------------
                                                                                        AS
                                                                       ACTUAL        ADJUSTED
                                                                      ---------      ---------
                                                                           (IN THOUSANDS)
SHORT-TERM DEBT AND CURRENT INSTALLMENTS OF LONG TERM-DEBT.........   $   3,700      $   3,700
                                                                      =========      =========
LONG-TERM DEBT(1)
  U.S. Government Guaranteed Ship Financing Sinking Fund Bonds.....   $   1,546      $   1,546
  9 1/4% Senior Notes Due 2003.....................................     125,000        125,000
                                                                      ---------      ---------
          Total long-term debt.....................................     126,546        126,546
                                                                      ---------      ---------
SHAREHOLDERS' EQUITY(2)
  Preferred stock -- $1.00 par value; 15,000,000 shares authorized;
     2,065,238 shares of $2.25 Convertible Exchangeable Preferred
     Stock(3), actual, and none as adjusted, issued and
     outstanding; 4,025,000 shares of $1.50 Convertible Preferred
     Stock(4), actual and as adjusted, issued and outstanding......       6,090          4,025
  Common Stock -- $.10 par value; 200,000,000 shares authorized;
     83,188,121 shares issued and 83,149,621 shares outstanding, actual, and 94,380,595 shares issued and 94,342,095 shares
     outstanding, as adjusted......................................       8,319          9,438
  Capital in excess of par value(5)................................     588,699        588,613
  Minimum pension liability........................................      (3,825)        (3,825)
  Cumulative translation adjustment................................      (1,794)        (1,794)
  Unrealized losses on marketable securities.......................        (936)          (936)
  Accumulated deficit..............................................     (71,528)       (71,528)
  Treasury stock, at cost..........................................        (270)          (270)
                                                                      ---------      ---------
          Total shareholders' equity...............................     524,755        523,723
                                                                      ---------      ---------
TOTAL CAPITALIZATION...............................................   $ 651,301      $ 650,269
                                                                      =========      =========

- ---------------

(1) At March 31, 1995, the Company had lines of credit totaling $26,000,000 and letter of credit facilities totaling $5,700,000, subject to the Company's maintenance of certain levels of collateral. Based on levels of collateral at March 31, 1995, the Company had $26,000,000 available under these lines of credit and $2,700,000 available to support the issuance of letters of credit.

(2) Excludes, as of March 31, 1995, shares reserved for issuance as follows: (i) 2,966,997 shares of Common Stock under the Company's employee stock option plans, (ii) 325,000 shares of Common Stock under the Company's non-employee director stock option plan, (iii) 160,000 shares of Common Stock under certain non-employee director stock option agreements, (iv) 11,192,474 shares of Common Stock upon conversion of the $2.25 Preferred Shares, which have been called for redemption on June 1, 1995, and (v) 9,839,515 shares of Common Stock upon conversion of the $1.50 Convertible Preferred Stock. In addition, the Company has reserved for issuance in connection with certain contingent obligations relating to the Triton acquisition up to 254,551 shares of Common Stock.

(3) The outstanding $2.25 Convertible Exchangeable Preferred Stock has an aggregate liquidation preference of $51,630,950 and has been called for redemption by the Company on June 1, 1995.

(4) The $1.50 Convertible Preferred Stock has an aggregate liquidation preference of $100,625,000 and cannot be called for redemption prior to December 31, 1996.

(5) Under the Standby Agreement with the Purchaser, if any shares of $2.25 Convertible Exchangeable Preferred Stock are redeemed, the Purchaser has agreed, subject to the terms of the Standby Agreement, to purchase from the Company the number of shares of Common Stock equal to the number of shares that would have been issued had the redeemed shares instead been converted, at a purchase price equal to the aggregate redemption price paid by the Company for the redeemed shares. Any such purchase will result in the payment by the Company of certain additional fees to the Purchaser. See "Standby Arrangements."

                            SELECTED FINANCIAL DATA

     The following selected financial data are derived from (i) the Company's audited consolidated financial statements for the years ended December 31, 1994, 1993, and 1992 and (ii) the Company's unaudited consolidated financial statements for the three-month periods ended March 31, 1995 and 1994. Such financial data reflect (a) the merger of Chiles into a subsidiary of the Company on September 15, 1994, (b) the Triton acquisition on April 22, 1994 and (c) the acquisition by the Company of certain assets from The Western Company of North America on October 7, 1993 (the "Western acquisition"). The Chiles merger is accounted for as a "pooling of interests" which results in the historical financial statements being restated for all periods presented. Each of the Triton acquisition and the Western acquisition is accounted for as a "purchase" transaction from the date of consummation thereof. The following summary consolidated financial data should be read in conjunction with the financial statements and notes thereto incorporated by reference in this Prospectus.

                                    COMPANY

                                             THREE MONTHS
                                            ENDED MARCH 31,        YEAR ENDED DECEMBER 31,
                                          -------------------   ------------------------------
                                            1995       1994       1994       1993       1992
                                          --------   --------   --------   --------   --------
                                              (UNAUDITED)
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Operating revenues....................  $ 85,096   $ 78,921   $351,988   $264,531   $184,166
  Operating income (loss)(1)............  $  2,013   $ 10,362   $ 18,163   $ 28,909   $(30,259)
  Net (loss) income.....................  $   (661)  $  8,121   $ 21,523   $ 22,852   $(43,350)
  Preferred stock dividends.............  $ (2,670)  $ (3,191)  $(12,764)  $ (7,936)  $ (6,728)
  Net (loss) income applicable to common
     shares.............................  $ (3,331)  $  4,930   $  8,759   $ 14,916   $(50,078)
  Net (loss) income applicable to common
     shares per share(2)(3).............  $  (0.06)  $   0.06   $   0.11   $   0.22   $  (1.05)
  Weighted average common shares
     outstanding........................    80,066     76,928     77,576     66,923     47,762
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital.......................  $152,107   $131,083   $157,885   $150,535   $ 42,993
  Total assets..........................  $731,618   $706,235   $739,889   $696,553   $456,529
  Long-term debt........................  $126,546   $127,138   $126,546   $127,144   $ 87,280
  Shareholders' equity..................  $524,755   $521,447   $527,611   $516,770   $301,634

- ---------------
(1) Effective January 1, 1995, the Company revised its estimates of salvage values and remaining depreciable lives of certain refurbished rigs to better reflect their economic lives and to be more consistent with other similar assets owned by the Company. The effect of this change in estimates was a decrease in the net loss applicable to common shares for the three-month period ended March 31, 1995 of $1.1 million, or $0.01 per share. If the change in estimates had been made on January 1, 1994, net income applicable to common shares for the three-month period ended March 31, 1994 would have been increased by $800,000, or $0.01 per share.

(2) In March 1995, an aggregate of 923,862 shares of the $2.25 Preferred Shares were converted into 5,006,830 shares of Common Stock. The Company paid an aggregate of approximately $1.5 million in cash in connection with the conversion ("Preferred Conversion Payment"). The Preferred Conversion Payment was accounted for as a reduction of net earnings applicable to common shares for purposes of calculating the net loss applicable to common shares per common share. This accounting treatment increased the net loss applicable to common shares per share from $0.04 to $0.06 for the three-month period ended March 31, 1995.

(3) Net income applicable to common shares per share before extraordinary item was $0.20 for the year ended December 31, 1993. Loss applicable to common shares per share from discontinued operations was $(0.07) for the year ended December 31, 1992.

     The following selected unaudited pro forma consolidated financial data give effect to the consummation of the Triton acquisition, which has been accounted for as a purchase, as if the transaction had occurred on January 1, 1994. The following unaudited pro forma statement of operations data do not purport to be indicative of the results that would have actually been obtained if the transaction had been in effect as of the date indicated or that might be obtained in the future.

                     COMPANY (INCLUDING TRITON)(PRO FORMA)

                                                                 YEAR ENDED DECEMBER 31, 1994
                                                      --------------------------------------------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                           HISTORICAL
                                                      --------------------                     PRO FORMA
                                                        THE                    ACQUISITION        AS
                                                      COMPANY      TRITON(1)   ADJUSTMENTS     ADJUSTED
                                                      --------     -------     -----------     ---------
OPERATING REVENUES
  Contract drilling services........................  $249,820     $    --       $    --       $ 249,820
  Labor contract drilling services..................    36,203          --            --          36,203
  Turnkey drilling services.........................    56,380      22,458            --          78,838
  Engineering and consulting services...............     3,796       1,536            --           5,332
  Other revenue.....................................     5,789       2,194           (53)(2)       7,930
                                                      --------     -------     -----------     ---------
                                                       351,988      26,188           (53)        378,123
                                                      --------     -------     -----------     ---------
OPERATING COSTS AND EXPENSES
  Contract drilling services........................   160,109          --            --         160,109
  Labor contract drilling services..................    28,355          --            --          28,355
  Turnkey drilling services.........................    46,886      18,989            --          65,875
  Engineering and consulting services...............     2,958         756            --           3,714
  Other expense.....................................     4,900       1,376            (2)(2)       6,274
  Selling, general and administrative...............    39,519       4,476        (1,070)(3)      42,925
  Depreciation and amortization.....................    47,606         236             9(4)       47,851
  Restructuring charges/asset write-downs...........     3,661          --            --           3,661
  Minority interest.................................      (169)        493            --             324
                                                      --------     -------     -----------     ---------
                                                       333,825      26,326        (1,063)        359,088
                                                      --------     -------     -----------     ---------
OPERATING INCOME (LOSS).............................    18,163        (138)        1,010          19,035
OTHER INCOME (EXPENSE)
  Interest expense..................................   (12,351)         --            --         (12,351)
  Interest income...................................     5,640         123            --           5,763
  Other, net........................................    15,743      (2,361)           51(2)       15,653
                                                                                   2,220(5)
                                                      --------     -------     -----------     ---------
INCOME BEFORE INCOME TAXES..........................    27,195      (2,376)        3,281          28,100
INCOME TAX PROVISION................................    (5,672)       (115)         (696)(6)      (6,483)
                                                      --------     -------     -----------     ---------
NET INCOME (LOSS)...................................    21,523      (2,491)        2,585          21,617
PREFERRED STOCK DIVIDENDS...........................   (12,764)         --            --         (12,764)
                                                      --------     -------     -----------     ---------
NET INCOME (LOSS) APPLICABLE TO COMMON SHARES.......  $  8,759     $(2,491)      $ 2,585       $   8,853
                                                      ========     =======     ==========      =========
NET INCOME APPLICABLE TO COMMON SHARES PER SHARE....  $   0.11                                 $    0.11
                                                      ========                                 =========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING..........    77,576                       188          77,764

- ---------------
(1) This column represents the operating results for Triton for the first three months of 1994. The operating results of Triton from April 1 to April 22, 1994 (the date of consummation of the Triton acquisition) are included under "The Company" column.

(2) To reclassify the operating results of Triton's oil and gas activities, as these activities are not an ongoing business line of the Company.

(3) To eliminate a nonrecurring stock option buyout effected by Triton in March 1994 in connection with the Triton acquisition.

(4) To record amortization of $9,000 for goodwill associated with the Triton acquisition.

(5) To eliminate the write-off of $2,220,000 of notes receivable from a partnership that was disposed of prior to the Triton acquisition.

(6) To record the incremental tax effect of the Triton acquisition adjustments.

                          DESCRIPTION OF CAPITAL STOCK

     The Company has 215,000,000 authorized shares of stock, consisting of (i) 200,000,000 shares of Common Stock and (ii) 15,000,000 shares of preferred stock having a par value of $1.00 per share, of which two series have been heretofore designated. As of May 1, 1995, there were outstanding 83,175,625 shares of Common Stock, 2,065,238 shares of $2.25 Preferred Stock, and 4,025,000 shares of $1.50 Convertible Preferred Stock ("$1.50 Convertible Preferred Stock"). In addition, as of May 1, 1995, the Company had reserved for issuance (i) 2,949,497 shares of Common Stock under the Company's employee stock option plans, (ii) 325,000 shares of Common Stock under the Company's non-employee director stock option plan, (iii) 160,000 shares of Common Stock under certain non-employee director stock option agreements, (iv) 11,192,474 shares of Common Stock upon conversion of the $2.25 Preferred Shares, which have been called for redemption on June 1, 1995, and (v) 9,839,515 shares of Common Stock upon conversion of the $1.50 Convertible Preferred Stock. In addition, the Company has reserved for issuance in connection with certain contingent obligations relating to the Triton acquisition up to 254,551 shares of Common Stock.

     The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Restated Certificate of Incorporation of Noble Drilling, as amended (the "Certificate of Incorporation"), a copy of which has been filed or incorporated by reference as an exhibit to the Registration Statement. Unless otherwise specified, the information contained in this Description of Capital Stock section assumes that the redemption by the Company of the $2.25 Preferred Stock occurs on the Redemption Date.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on each matter to be voted upon by the stockholders of the Company. Dividends may be paid to the holders of Common Stock when, as and if declared by the Board of Directors of Noble Drilling out of funds legally available for such purpose, subject to any preferential cumulative dividend rights of any preferred stock of the Company, including the $1.50 Convertible Preferred Stock, outstanding at the time. Holders of Common Stock have no conversion, redemption, cumulative voting or preemptive rights. In the event of any liquidation, dissolution or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company and the preferential amounts to which the holders of the $1.50 Convertible Preferred Stock, or any other series or class of the Company's stock hereafter issued that ranks senior as to liquidation rights to the Common Stock are entitled, the holders of Common Stock will be entitled to share ratably in any remaining assets of the Company.

     All outstanding shares of Common Stock are, and the shares of Common Stock to be issued upon conversion of the $2.25 Preferred Stock and the $1.50 Convertible Preferred Stock or upon issuance by the Company pursuant to the Standby Agreement (see "Standby Arrangements") will be, when issued, duly and validly issued, fully paid and nonassessable.

     The Common Stock is quoted in the NASDAQ National Market System under the symbol "NDCO."

     The transfer agent and registrar for the Common Stock is Liberty Bank and Trust Company of Oklahoma City, N.A.

$1.50 CONVERTIBLE PREFERRED STOCK

     The Board of Directors of the Company is authorized by the Certificate of Incorporation to issue preferred stock in one or more series and to fix for each such series such designation, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions thereof, as are stated and adopted by resolution of the Board without further stockholder approval. No shares of preferred stock other than the $2.25 Preferred Stock, which has been called for redemption on the Redemption Date, and the $1.50 Convertible Preferred Stock are currently issued or outstanding.

     The holders of the $1.50 Convertible Preferred Stock have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The $1.50 Convertible Preferred Stock is not subject to any sinking fund or other obligation of the Company to redeem or retire the $1.50 Convertible Preferred Stock.

     Ranking. The $1.50 Convertible Preferred Stock ranks senior to the Common Stock with respect to the payment of dividends and upon liquidation, dissolution or winding up of the Company.

     Dividends. Holders of the $1.50 Convertible Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds at the time legally available therefor, annual cash dividends at the rate of $1.50 per share, payable quarterly.

     If dividends are not paid in full, or declared in full and sums set apart for the payment thereof, upon the $1.50 Convertible Preferred Stock and upon any other capital stock ranking on a parity as to dividends with the $1.50 Convertible Preferred Stock, all dividends declared upon shares of $1.50 Convertible Preferred Stock and such other parity stock will be declared and paid pro rata so that in all cases the amount of dividends declared per share on the $1.50 Convertible Preferred Stock and such other parity stock will bear to each other the same ratio that accrued and unpaid dividends per share on the shares of $1.50 Convertible Preferred Stock and such other parity stock bear to each other. Except as set forth above, unless full cumulative dividends on all outstanding shares of the $1.50 Convertible Preferred Stock have been paid or declared and sums set aside for the payment thereof, dividends (other than dividends paid in Common Stock or other stock ranking junior to the $1.50 Convertible Preferred Stock as to dividends and upon liquidation, dissolution or winding up) may not be declared or paid or set apart for payment, and other distributions may not be made upon the Common Stock or on any other stock of the Company ranking junior to the $1.50 Convertible Preferred Stock as to dividends, or upon liquidation, dissolution or winding up, nor may any Common Stock or any other stock of the Company ranking junior to or on a parity with the $1.50 Convertible Preferred Stock as to dividends or upon liquidation, dissolution or winding up be redeemed, purchased or otherwise acquired for any consideration by the Company (except by conversion into or exchange for stock of the Company ranking junior to the $1.50 Convertible Preferred Stock as to dividends and upon liquidation, dissolution or winding up).

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of shares of $1.50 Convertible Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders the liquidation preference of $25.00 per share plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid to the payment date before any payment or distribution of assets is made to holders of Common Stock or of any other class of stock of the Company ranking junior to the $1.50 Convertible Preferred Stock upon liquidation, dissolution or winding up. After payment of the full amount of the liquidation preference to which they are entitled, the holders of shares of $1.50 Convertible Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

     Conversion Rights. The holder of shares of the $1.50 Convertible Preferred Stock has the right, at the holder's option, to convert any or all such shares into Common Stock at any time at a rate (subject to adjustment in the case of certain dilutive events) of 2.4446 shares of Common Stock for each share of $1.50 Convertible Preferred Stock (equivalent to a conversion price of $10.23 per share of Common Stock).

     Right of Redemption of the Company. Shares of $1.50 Convertible Preferred Stock are not redeemable prior to December 31, 1996. Shares of $1.50 Convertible Preferred Stock are otherwise redeemable at the option of the Company, in whole or in part, at any time or from time to time, out of funds legally available therefor, on or after December 31, 1996, at the redemption prices per share of $1.50 Convertible Preferred Stock set forth below during the 12-month periods beginning on December 31 of the years shown below, plus in each case an amount equal to accrued and unpaid dividends, if any, to (and including) the Redemption Date, whether or not earned or declared (the "Redemption Price").

                                       PRICE
                                        PER
               YEAR                    SHARE
- -----------------------------------   -------
1996...............................   $ 26.05
1997...............................     25.90
1998...............................     25.75
1999...............................     25.60

                                       PRICE
                                        PER
               YEAR                    SHARE
- -----------------------------------   -------
2000...............................   $ 25.45
2001...............................     25.30
2002...............................     25.15
2003 and thereafter................     25.00

     There is no mandatory redemption or sinking fund obligation with respect to the $1.50 Convertible Preferred Stock. In the event that the Company has failed to pay accrued and unpaid dividends on the $1.50 Convertible Preferred Stock, it may not redeem less than all of the then outstanding shares of the $1.50 Convertible Preferred Stock until all such accrued and unpaid dividends and the then current quarterly dividends have been paid in full.

     Voting Rights. The holders of the $1.50 Convertible Preferred Stock will have no voting rights, except as described below or as required by law. In exercising any such vote, each outstanding share of $1.50 Convertible Preferred Stock will be entitled to one vote, excluding shares held by the Company or any entity controlled by the Company, which shares shall have no voting rights.

     Whenever dividends on the $1.50 Convertible Preferred Stock have not been paid in an aggregate amount equal to at least six quarterly dividends on such shares (whether or not consecutive), the holders of the $1.50 Convertible Preferred Stock (voting separately as a class with the holders of any stock ranking on a parity as to dividends with the $1.50 Convertible Preferred Stock on which like voting rights have been conferred and are exercisable) will be entitled to elect two directors to the Board of Directors either by written consent or at any meeting of stockholders of the Company at which directors are to be elected held during the period such dividends remain in arrears. Such voting rights will terminate when all such dividends accrued and in default have been paid in full or declared and funds set apart for payment in full. The term of office of all directors so elected will terminate immediately upon such payment or setting apart for payment.

     In addition, without the affirmative vote or consent of the holders of at least 66 2/3 percent of shares of the $1.50 Convertible Preferred Stock then outstanding, voting separately as a class, the Company may not (i) authorize, create, issue or increase the authorized number of shares of any class or classes or series of stock, or any security convertible into stock of such class or series, ranking prior to the $1.50 Convertible Preferred Stock either as to dividends or upon liquidation, dissolution or winding up of the Company, (ii) amend, alter or repeal (whether by merger, consolidation or otherwise) any of the provisions of the Certificate of Incorporation (including the Certificate of Designation) of the Company so as to affect adversely any right, preference, privilege or voting power of the $1.50 Convertible Preferred Stock or the holders thereof or (iii) authorize any reclassification of the $1.50 Convertible Preferred Stock. Without the affirmative vote or consent of holders of at least 50 percent of the shares of $1.50 Convertible Preferred Stock then outstanding, the Company may not increase the amount of authorized $1.50 Convertible Preferred Stock or create additional classes of stock or issue series of capital stock ranking on a parity with the $1.50 Convertible Preferred Stock with respect to the payment of dividends or upon liquidation, dissolution and winding up of the Company. However, the Company may increase the amount of authorized preferred stock or create additional classes of stock or issue series of capital stock ranking junior to the $1.50 Convertible Preferred Stock with respect to the payment of dividends and upon liquidation, dissolution and winding up of the Company without the consent of any holder of $1.50 Convertible Preferred Stock.

     Special Conversion Rights. The $1.50 Convertible Preferred Stock has a special conversion right that becomes effective upon the occurrence of certain types of significant transactions affecting ownership or control of the Company or the market for the Common Stock. The purpose of the special conversion right is to provide (subject to certain exceptions) partial loss protection upon the occurrence of a Change of Control or a Fundamental Change (each as defined) at a time when the Market Value (as defined) of the Common Stock issuable upon conversion by a holder at the prevailing conversion price is less than the amount to which the holder would be entitled upon redemption. In such situations, the special conversion right would, for a limited period, reduce the then prevailing conversion price to the higher of the Market Value of the Common Stock or a minimum conversion price of $6.53 per share of Common Stock, subject to certain adjustments (and increase the equivalent conversion ratio accordingly). Consequently, to the extent that the Market Value of the Common Stock is less than the minimum conversion price, a holder will have a lesser degree of protection from loss upon exercise of a special conversion right.

     The $1.50 Convertible Preferred Stock is traded through the NASDAQ National Market System under the symbol "NDCOO." The transfer agent, conversion agent and registrar for the $1.50 Convertible Preferred Stock is Liberty Bank and Trust Company of Oklahoma City, N.A.

RESTRICTIONS ON DIVIDENDS

     Senior Note Indenture. Certain provisions of the indenture (the "Senior
Note Indenture") governing the Company's outstanding 9 1/4% Senior Notes Due 2003 (the "Senior Notes") restrict the Company's ability to pay cash dividends on Common Stock and $1.50 Convertible Preferred Stock. Under the Senior Note Indenture, the Company may not make certain Restricted Payments (as defined in the Senior Note Indenture), including dividends and other payments with respect to Common Stock and $1.50 Convertible Preferred Stock, if (i) a default under the Senior Note Indenture is continuing or would result from such Restricted Payment; (ii) for the 12-month period ending on the last day of the Company's most recently completed fiscal quarter, the Company's Consolidated Interest Coverage Ratio (as defined in the Senior Note Indenture) was less than (A) 2.0:1, for any such payment occurring on or prior to December 31, 1995, or (B) 2.5:1, for any such payment occurring on or after January 1, 1996; or (iii) after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments since October 7, 1993, the date of issuance of the Senior Notes, exceeds the sum (such sum, the "Restricted Payment Basket") of (A) 50 percent of the Aggregate Consolidated Net Income (as defined in the Senior Note Indenture) of the Company (or if such consolidated net income is a deficit, minus 100 percent of such deficit) accrued during the period beginning on October 1, 1993 and ending on the last day of the fiscal quarter ending immediately prior to the date of such proposed Restricted Payment; (B) the aggregate net cash proceeds received by the Company from the issuance or sale of certain capital stock of the Company subsequent to October 7, 1993 and the liability (expressed as a positive number) of any indebtedness of the Company, or the carrying value of any redeemable stock of the Company (including the $2.25 Preferred Stock), which has been converted into shares of Common Stock subsequent to October 7, 1993; and (C) $10,000,000.

     The payment of dividends on the $1.50 Convertible Preferred Stock constitutes Restricted Payments for all purposes of the Senior Note Indenture and, accordingly, is subject to the Restricted Payment Basket. To the extent that the payment of dividends on Common Stock, if any were to be made, or the payment of accrued dividends on the $1.50 Convertible Preferred Stock would result in the aggregate amount of all Restricted Payments made by the Company exceeding the Restricted Payment Basket, and during such times that the aggregate amount of all Restricted Payments exceeds the Restricted Payment Basket, such dividend payments on Common Stock and $1.50 Convertible Preferred Stock will be prohibited under the provisions of the Senior Note Indenture.

     As of March 31, 1995, the Company's Consolidated Interest Coverage Ratio was 3.28:1 and the amount of the Restricted Payment Basket was $39.1 million. As of that same date, the Company had made aggregate Restricted Payments (consisting of regular dividends on the $2.25 Preferred Stock and $1.50 Convertible Preferred Stock and the Preferred Conversion Payment) since October 7, 1993 of $14.4 million, leaving $24.7 million of the Restricted Payment Basket available, as of March 31, 1995, for Restricted Payments. Annual dividends on the currently outstanding shares of $1.50 Convertible Preferred Stock total $6,037,500.

     Giving effect to an assumed full conversion on May 31, 1995 of the $2.25 Preferred Shares, and assuming (i) the amount of the Restricted Payment Basket remains unchanged from the date of this Prospectus through June 2, 1995 (the next succeeding business day after the Redemption Date) and (ii) no Restricted Payments are made during such period other than regular cash dividends on the $1.50 Convertible Preferred Stock, the amount of the Restricted Payment Basket available for Restricted Payments as of June 2, 1995 would be $73.6 million.

     Credit Agreement. On June 16, 1994, the Company entered into a credit agreement (the "Credit Agreement") with two banks providing for a $25 million revolving line of credit. Certain provisions of the Credit Agreement restrict the Company's ability to pay cash dividends on Common Stock and $1.50 Convertible Preferred Stock. Under the Credit Agreement, the Company may not make certain Restricted Payments (as defined in the Credit Agreement), including dividends and other payments with respect to Common Stock and $1.50 Convertible Preferred Stock, if (i) a default under the Credit Agreement is continuing or would result from such Restricted Payment; (ii) the Company's tangible net worth is less than the sum of (A) $280,000,000, plus (B) 50 percent of any positive net income of the Company computed on a cumulative basis for the period beginning April 30, 1994 and ending on the last day of the fiscal quarter immediately preceding the date of any determination, with no negative adjustment to be made in the event net income is a deficit figure for any fiscal period, plus (C) 85 percent of the aggregate amount of net non-cash proceeds, and 100 percent of net cash proceeds, to the Company from the issuance or sale after April 30, 1994, and determined as of the last day of each fiscal quarter subsequent to March 31, 1994, of (x) shares of Common Stock or warrants, rights or options to purchase or acquire Common Stock and (y) shares of preferred stock of the Company, provided that such 85 percent rate will increase to 100 percent at such time as the aggregate of all net non-cash proceeds from the sale by the Company of Common Stock, or warrants, rights or options to purchase or acquire Common Stock, exceeds $300,000,000; or (iii) the Company's debt to capital ratio exceeds 0.35:1.

     As of March 31, 1995, the Company's tangible net worth was approximately $519.5 million, and the minimum tangible net worth required under the provisions of the Credit Agreement to allow Restricted Payments, calculated as set forth in the Credit Agreement and as generally described above, was $445.3 million. As of March 31, 1995, the Company's debt to capital ratio was 0.20:1.

FOREIGN OWNERSHIP

     The Certificate of Incorporation contains provisions that limit foreign ownership of the stock of the Company. These provisions are to protect the ability of the Company to continue to own its mobile offshore drilling units as U.S. flag vessels and to comply with covenants of the Company to maintain U.S. citizenship (as defined) that are contained in certain financing agreements.

     In order to continue to enjoy the benefits of U.S. flag registry for its vessels, the Company must maintain "United States citizenship" as defined in the Shipping Act, 1916, as amended (the "Shipping Act"). A corporation is not considered a U.S. citizen for these purposes unless, among other things, the controlling interest therein (a majority in the case of non-coastwise trade) is owned by U.S. citizens. Under regulations adopted by the U.S. Maritime Administration to implement the citizenship requirements, the "controlling interest" test is applied to each class of stock of the Company. The Common Stock and the Company's preferred stock (combining all series of preferred stock) are considered to be separate classes of stock for this purpose.

     Under the provisions of the Certificate of Incorporation, (i) any transfer, or attempted or purported transfer, of any shares of stock of the Company that would result in the ownership or control by one or more persons who is not a U.S. citizen for purposes of the Shipping Act of an aggregate percentage of the shares of any class of stock in excess of a fixed percentage (the "Permitted Percentage") that is equal to 90 percent of the percentage that would prevent the Company from being a U.S. citizen (currently 50 percent) for purposes of the Shipping Act, will, for so long as such excess shall exist, be void and ineffective as against the Company, and (ii) if at any time ownership of shares of stock of the

Company (either of record or beneficial) by persons other than U.S. citizens exceeds the Permitted Percentage, the Company may withhold payment of dividends on such shares determined to be in excess of the Permitted Percentage and may suspend voting rights attributable to such shares. The shares subject to any such withholding of dividends or suspension of voting rights would be those foreign-owned shares that the Board of Directors of the Company determines became so owned most recently. The Permitted Percentage is currently 45 percent.

     The certificates representing the shares of Common Stock will bear a legend concerning the restrictions on ownership by persons other than U.S. citizens. The Company has instructed its transfer agent for the Common Stock to attempt to ensure the applicable transfer instructions are enforced.

CERTAIN CORPORATE GOVERNANCE PROVISIONS

     Stockholder Consent Action Prohibited. The Certificate of Incorporation and Bylaws of the Company require that, subject to the possible rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, stockholder action be taken only at an annual meeting or at a special meeting of stockholders called by the Chairman of the Board or the President of the Company or by a majority of the entire Board of Directors of the Company, and prohibit stockholder action by written consent in lieu of a meeting. Stockholders are not permitted to call a special meeting of stockholders or to require that the Board of Directors of the Company call such a special meeting.

     Classified Board and Other Provisions. The Certificate of Incorporation and Bylaws of the Company provide that, subject to the possible rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, the Board of Directors of the Company will be composed of not less than three directors, with the exact number of directors fixed from time to time by resolution adopted by vote of a majority of the entire Board of Directors, and is divided into three classes of directors, each class to be as nearly equal in number as possible. The term of office of one class of directors expires each year in rotation so that one class is elected at each annual meeting of stockholders for a full three-year term.

     The Certificate of Incorporation and Bylaws of the Company provide that a director may be removed only for cause as defined in the Certificate of Incorporation, and only by the affirmative vote of the holders of a majority of the combined voting power of the capital stock of the Company entitled to vote generally in the election of directors ("Voting Stock").

     The Certificate of Incorporation provides that, subject to the possible rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, a vacancy on the Board resulting from any increase in the number of directors may be filled by the Board or in the manner provided in the Bylaws of the Company, that any other vacancy shall be filled only by an affirmative vote of a majority of directors remaining in office, even though less than a quorum, and that the newly-elected director shall serve for the unexpired term of his predecessor in office. The Bylaws provide that if any vacancy resulting from an increase in the number of directors is not filled by the remaining directors it will be filled by the stockholders of the Company at the next annual meeting or at a special meeting of stockholders called for that purpose.

     An anti-takeover effect is accomplished by these provisions in that they tend to preclude a third party from removing incumbent directors and simultaneously gaining control of the Board by filling the vacancies created by removal with its own nominees unless such third party controls at least 80 percent of the combined voting power of the Voting Stock (the ownership level required to amend the Certificate Incorporation and Bylaws in this respect). Under these provisions, together with the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the Board.

     Fair Price Provision. The affirmative vote of the holders of at least 80 percent of the combined voting power of the Voting Stock is required to approve certain Business Combinations (as such term is defined in the Certificate of Incorporation). The transactions included in the definition of Business Combination are those between the Company and an Interested Stockholder (as defined below) or, in certain instances, proposed by an Interested Stockholder and include: (a) a merger or consolidation of the Company, or any subsidiary having assets of $1,000,000 or more, with any Interested Stockholder or with any other corporation or entity that is, or after such merger or consolidation would be, an affiliate or associate of an Interested Stockholder; (b) the sale or other disposition by the Company, or a subsidiary, of assets of $1,000,000 or more if an Interested Stockholder (or an affiliate or associate thereof) is a party to the transaction; (c) the issuance or transfer of any securities of the Company, or a subsidiary, to an Interested Stockholder (or an affiliate or associate thereof) in exchange for cash, securities or other property (or a combination thereof) of $1,000,000 or more;
(d) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an Interested Stockholder (or an affiliate or associate thereof); (e) any reclassification of securities, recapitalization, merger with a subsidiary or other transaction that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares (or securities convertible into shares) of any class or series of stock of the Company or a subsidiary owned by an Interested Stockholder (or an affiliate or associate thereof); (f) any series or combination of transactions directly or indirectly having the same effect as any of the foregoing; or (g) any contract, agreement or other arrangement providing directly or indirectly for any of the foregoing. An "Interested Stockholder" is defined in the Certificate of Incorporation to include a beneficial owner of five percent or more of the combined voting power of the Voting Stock, other than the Company, and any affiliate of the Company who, at any time during the preceding two years, was the beneficial owner of five percent or more of the combined voting power of the Voting Stock and includes any person who is an assignee of or has succeeded to any shares of Voting Stock in a transaction not involving a public offering which were at any time within the prior two-year period beneficially owned by an Interested Stockholder. The term "beneficial owner" includes persons directly and indirectly owning or having the right to acquire or vote the stock in question.

     The provisions of the Certificate of Incorporation of the Company described in the preceding paragraph may have the effect of delaying, deterring or preventing a change in control of the Company. The special vote requirement of such provisions may be waived if the Business Combination is duly approved by a majority of the Disinterested Directors (as such term is defined in the Certificate of Incorporation) or if certain minimum price criteria and procedural requirements are met. There is no requirement that a Business Combination duly approved by the Disinterested Directors meet any minimum price criteria or procedural requirements.

     Alteration or Amendment. The approval of the holders of 80 percent or more of the combined voting power of the Voting Stock is required for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with, the foregoing corporate governance provisions as stated in the Certificate of Incorporation. In addition, the affirmative vote of a majority of the entire Board may authorize the alteration, amendment or repeal of the Bylaws of the Company.

     Elimination of Certain Director Liability; Indemnification. The Certificate of Incorporation contains an article, which was approved by stockholders at the 1987 annual meeting of stockholders, that eliminates the personal liability of the Company's directors for monetary damages resulting from breaches of their fiduciary duty, to the extent permitted by the General Corporation Law of the State of Delaware ("DGCL"). This article eliminates the liability of each director to the Company or its stockholders for all claims for negligence or gross negligence in the performance of his duties other than the duty of loyalty. Directors remain liable to the Company and its stockholders for breaches of their duty of loyalty, as well as for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, and for transactions from which a director derives improper personal benefit. The article does not limit the liability of directors under Section 174 of the DGCL, which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability.

     The Certificate of Incorporation and the Bylaws of the Company contain provisions providing for the indemnification of the Company's directors and officers to the fullest extent permitted by Section 145 of the DGCL, including in circumstances in which indemnification is otherwise discretionary.

     The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

     The Delaware Business Combination Act. The Company is covered by Section 203 of the DGCL which provides that a corporation shall not engage in any business combination with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (2) upon consummation of such transaction, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time (excluding, from the calculation of outstanding shares, shares beneficially owned by management, directors and certain employee stock plans), or (3) on or after such date, the business combination is (i) approved by the board of directors and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock other than the interested stockholder.

                              STANDBY ARRANGEMENTS

     Upon the terms and subject to the conditions contained in the Standby Agreement dated May 12, 1995 between the Company and the Purchaser (the "Standby Agreement"), the Purchaser has agreed to purchase, at a flat price of $27.10 per $2.25 Preferred Share, all $2.25 Preferred Shares properly tendered to it or to Liberty Bank and Trust Company of Oklahoma City, N.A., as Paying Agent, prior to 5:00 p.m., Central Daylight Savings Time, on the Final Conversion Date. The Purchaser may also purchase $2.25 Preferred Shares in the open market or otherwise. The Purchaser has agreed with the Company to convert all $2.25 Preferred Shares so purchased or otherwise acquired by the Purchaser into Common Stock (the "Conversion Shares"). The Conversion Shares issued to the Purchaser upon the conversion of $2.25 Preferred Shares purchased by the Purchaser pursuant to the third preceding sentence are referred to as the "Tendered Shares." In the event that less than all of the $2.25 Preferred Shares are surrendered for conversion prior to 5:00 p.m., Central Daylight Savings Time, on the Final Conversion Date, the Purchaser has agreed to purchase from the Company such number of shares (the "Purchased Shares") of Common Stock as would have been issuable upon conversion of such of the $2.25 Preferred Shares as are not surrendered for conversion prior to 5:00 p.m., Central Daylight Savings Time, on the Final Conversion Date. The price to the Purchaser of the Purchased Shares will be $4.97397 per share.

     The Purchaser has agreed to pay to the Company 50 percent of the excess, if any, of the aggregate proceeds received on the sale of the Tendered Shares and the Purchased Shares (net of selling concessions, transfer taxes and other directly related expenses) over $4.97397.

     The Company has been advised by the Purchaser that it proposes to offer for resale any shares of Common Stock purchased from the Company or acquired upon conversion as set forth on the cover page of this Prospectus. The Purchaser may also make sales of such shares to certain securities dealers at prices that may reflect concessions from the prices at which such shares are then being offered to the public. The amount of such concessions will be determined from time to time by the Purchaser.

     Under the terms of the Standby Agreement and as compensation for the commitment of the Purchaser thereunder, the Company has agreed to pay the Purchaser the sum of $556,711, plus an additional sum for certain Compensable Shares (as defined below). The additional sum will be paid as follows: (i) no additional sum will be paid if the total number of Compensable Shares is less than or equal to 560,000 and (ii) if the total number of Compensable Shares is greater than 560,000, the additional sum will equal $0.20 per share for all Compensable Shares plus $0.0265 per share for all Tendered Shares. Compensable Shares consist of all Conversion Shares (other than any Tendered Shares) that are resold by the Purchaser for less than $4.97397 per share plus all Purchased Shares and all Tendered Shares. The Company has also agreed to pay the reasonable out-of-pocket expenses of the Purchaser, including the fees and disbursements of Purchaser's counsel, and to pay Blue Sky fees and expenses.

     Pursuant to the Standby Agreement, the Company has agreed that it will not, without the written consent of the Purchaser, sell, contract to sell, or otherwise dispose of any shares of Common Stock, with certain exceptions, for a period commencing on the date of this Prospectus and ending 90 days after the Redemption Date, provided that if the Purchaser does not acquire any Purchased Shares pursuant to the Standby Agreement, the Company will no longer be bound by such restriction.

     The Company has agreed to indemnify the Purchaser against certain liabilities, including liabilities under the Securities Act.

     The Purchaser has performed investment banking services for the Company from time to time in the ordinary course of its business.

     Prior to the date hereof, the Company entered into individually-negotiated arrangements with certain holders of $2.25 Preferred Shares, including the Purchaser, whereby such holders converted their $2.25 Preferred Shares into Common Stock. Pursuant to such arrangements, the Purchaser was paid

$583,085.25 on March 10, 1995, in connection with its conversion of the shares of $2.25 Preferred Shares held by it.

     As of May 11, 1995, the Purchaser owned 10,000 $2.25 Preferred Shares.

                                 LEGAL OPINIONS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Thompson & Knight, P.C., Dallas, Texas, and certain legal matters will be passed on for the Purchaser by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1994 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The 1993 and 1992 consolidated financial statements of the Company incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are so incorporated herein in reliance upon the authority of said firm as experts in giving said report.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE PURCHASER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Available Information................    2
Incorporation of Certain Documents by
  Reference..........................    2
The Company..........................    4
Investment Considerations............    5
Use of Proceeds......................   10
Price Range of Common Stock and
  Dividend Policy....................   10
Capitalization.......................   11
Selected Financial Data..............   12
Description of Capital Stock.........   14
Standby Arrangements.................   22
Legal Opinions.......................   23
Experts..............................   23

11,192,474 SHARES

NOBLE DRILLING
CORPORATION

COMMON STOCK
($.10 PAR VALUE)

                                    [LOGO]

- ----------------------
SALOMON BROTHERS INC
- --------------------------------------------------------------------------------

PROSPECTUS

DATED MAY 12, 1995

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Except for the SEC registration fee and the NASDAQ fee, all expenses are estimated. All such expenses will be paid by the Registrant.

    SEC registration fee.....................................................   $  26,052
    NASDAQ fee...............................................................      17,500
    Accounting fees and expenses.............................................     124,000
    Legal fees and expenses..................................................     190,000
    Printing expenses........................................................      35,000
    Blue sky fees and expenses (including legal fees)........................       8,000
    Transfer agency fees and expenses........................................       2,500
    Miscellaneous............................................................      71,948
                                                                                ---------
              Total..........................................................   $ 475,000
                                                                                =========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant is a Delaware corporation. Under Section 145 of the General Corporation Law of the State of Delaware, the Registrant has the power to indemnify its directors and officers, subject to certain limitations.

     Reference is made to Article VI of the Bylaws of the Registrant, which
Article is filed as part of Exhibit 4.7 hereto and provides for indemnification of directors and officers of the Registrant under certain circumstances.

     Reference is made to Section 8 of the form of Standby Agreement filed as
Exhibit 1.1 hereto for provisions relating to the indemnification of directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933.

     Pursuant to the General Corporation Law of the State of Delaware, the Certificate of Incorporation of the Registrant, filed as Exhibits 4.1 through
4.6 hereto, limits the personal liability of the directors of the Registrant to the Registrant or its stockholders for monetary damages for breach of fiduciary duty under certain circumstances.

     The Registrant also maintains insurance to protect itself and its directors, officers, employees and agents against expenses, liabilities and losses incurred by such persons in connection with their service in the foregoing capacities.

     The foregoing summaries are necessarily subject to the complete text of the statute, bylaw, agreement, restated certificate of incorporation and insurance policy referred to above and are qualified in their entirety by reference thereto.

ITEM 16. EXHIBITS.

     The following exhibits are filed as part of this Registration Statement:

       NUMBER                                        EXHIBIT
- -------------------  ------------------------------------------------------------------------
         1.1         -- Form of Standby Agreement.
         4.1         -- Restated Certificate of Incorporation of the Registrant dated August
                        29, 1985 (filed as Exhibit 3.7 to the Registrant's Registration
                        Statement on Form 10 (No. 0-13857) and incorporated herein by reference).
         4.2         -- Certificate of Amendment of Restated Certificate of Incorporation of
                        the Registrant dated May 5, 1987 (filed as Exhibit 4.2 to the
                        Registrant's Registration Statement on Form S-3 (No. 33-67130) and
                        incorporated herein by reference).
         4.3         -- Certificate of Amendment of Certificate of Incorporation of the
                        Registrant dated August 1, 1991 (filed as Exhibit 3.16 to the
                        Registrant's Annual Report on Form 10-K for the year ended December
                        31, 1991 and incorporated herein by reference).
         4.4         -- Certificate of Designations of $2.25 Convertible Exchangeable
                        Preferred Stock, par value $1.00 per share, of the Registrant, dated as of November 18, 1991 (filed as Exhibit 3.17 to the Registrant's
                        Annual Report on Form 10-K for the year ended December 31, 1991 and incorporated herein by reference.)
         4.5         -- Certificate of Designations of $1.50 Convertible Preferred Stock, par
                        value $1.00 per share, of the Registrant, dated as of September 15, 1994
                        (filed as Exhibit 3.8 to the Registrant's Annual Report on Form 10-K
                        for the year ended December 31, 1994 and incorporated herein by reference).
         4.6         -- Certificate of Amendment of Certificate of Incorporation of the
                        Registrant dated September 15, 1994 (filed as Exhibit 3.1 to the
                        Registrant's Quarterly Report on Form 10-Q for the three-month period ended March 31, 1995 and incorporated herein by reference).
         4.7         -- Composite copy of the Bylaws of the Registrant as currently in effect
                        (filed as Exhibit 4.8 to the Registrant's Registration Statement on Form
                        S-3 (No. 33-67130) and incorporated herein by reference).
         5.1         -- Opinion of Thompson & Knight, P.C.
        23.1         -- Consent of Price Waterhouse LLP.
        23.2         -- Consent of Arthur Andersen LLP.
        23.4         -- Consent of Thompson & Knight, P.C. (contained in its opinion filed as
                        Exhibit 5.1).
        24.1         -- Power of attorney (included on the signature page of this
                        Registration Statement).

ITEM 17. UNDERTAKINGS.

     (a) Rule 415 offering.

     The Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Filings incorporating subsequent Exchange Act documents by reference.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Request for acceleration of effective date or filing of registration statement on Form S-8.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 11th day of May, 1995.

                                          NOBLE DRILLING CORPORATION

                                          By       /s/  JAMES C. DAY
                                             ----------------------------------
                                                        James C. Day
                                               Chairman, President and Chief
                                                      Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints James C. Day and Byron L. Welliver, and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign on his behalf individually and in each capacity stated below any amendment, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

                  SIGNATURE                               TITLE                      DATE
                  ---------                               -----                      ----

           /s/  JAMES C. DAY                   Chairman, President and              May 11, 1995
- ---------------------------------------------    Chief Executive Officer
                James C. Day                     and Director (Principal
                                                 Executive Officer)

               /s/  BYRON L. WELLIVER          Senior Vice President --             May 11, 1995
- ---------------------------------------------    Finance, Treasurer and
              Byron L. Welliver                  Controller (Principal
                                                 Financial and Accounting
                                                 Officer)

               /s/  MICHAEL A. CAWLEY          Director                             May 11, 1995
- ---------------------------------------------
              Michael A. Cawley

              /s/  LAWRENCE J. CHAZEN          Director                             May 11, 1995
- ---------------------------------------------
             Lawrence J. Chazen

              /s/  TOMMY C. CRAIGHEAD          Director                             May 11, 1995
- ---------------------------------------------
             Tommy C. Craighead

                                               Director
- ---------------------------------------------
               James L. Fishel

              /s/  JOHNNIE W. HOFFMAN          Director                             May 11, 1995
- ---------------------------------------------
             Johnnie W. Hoffman

                  SIGNATURE                               TITLE                      DATE
                  ---------                               -----                      ----

           /s/  MARC E. LELAND                 Director                             May 11, 1995
- ---------------------------------------------
               Marc E. Leland

         /s/  JOHN F. SNODGRASS                Director                             May 11, 1995
- ---------------------------------------------
              John F. Snodgrass

                                               Director
- ---------------------------------------------
              Bill M. Thompson

                               INDEX TO EXHIBITS

       NUMBER                                        EXHIBIT
       ------                                        -------
         1.1         -- Form of Standby Agreement.

         4.1         -- Restated Certificate of Incorporation of the Registrant dated August
                        29, 1985 (filed as Exhibit 3.7 to the Registrant's Registration
                        Statement on Form 10 (No. 0-13857) and incorporated herein by reference).

         4.2         -- Certificate of Amendment of Restated Certificate of Incorporation of
                        the Registrant dated May 5, 1987 (filed as Exhibit 4.2 to the
                        Registrant's Registration Statement on Form S-3 (No. 33-67130) and
                        incorporated herein by reference).

         4.3         -- Certificate of Amendment of Certificate of Incorporation of the
                        Registrant dated August 1, 1991 (filed as Exhibit 3.16 to the
                        Registrant's Annual Report on Form 10-K for the year ended December
                        31, 1991 and incorporated herein by reference).

         4.4         -- Certificate of Designations of $2.25 Convertible Exchangeable
                        Preferred Stock, par value $1.00 per share, of the Registrant, dated as of November 18, 1991 (filed as Exhibit 3.17 to the Registrant's
                        Annual Report on Form 10-K for the year ended December 31, 1991 and incorporated herein by reference.)

         4.5         -- Certificate of Designations of $1.50 Convertible Preferred Stock, par
                        value $1.00 per share, of the Registrant, dated as of September 15, 1994
                        (filed as Exhibit 3.8 to the Registrant's Annual Report on Form 10-K
                        for the year ended December 31, 1994 and incorporated herein by reference).

         4.6         -- Certificate of Amendment of Certificate of Incorporation of the
                        Registrant dated September 15, 1994 (filed as Exhibit 3.1 to the
                        Registrant's Quarterly Report on Form 10-Q for the three-month period ended March 31, 1995 and incorporated herein by reference).

         4.7         -- Composite copy of the Bylaws of the Registrant as currently in effect
                        (filed as Exhibit 4.8 to the Registrant's Registration Statement on Form
                        S-3 (No. 33-67130) and incorporated herein by reference).

         5.1         -- Opinion of Thompson & Knight, P.C.

        23.1         -- Consent of Price Waterhouse LLP.

        23.2         -- Consent of Arthur Andersen LLP.

        23.4         -- Consent of Thompson & Knight, P.C. (contained in its opinion filed as
                        Exhibit 5.1).

        24.1         -- Power of attorney (included on the signature page of this
                        Registration Statement).